Filed by Cohn Robbins Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SAZKA Entertainment AG

Commission File No. 001-39454

Cohn Robbins Holdings Corp. Comments on Allwyn Entertainment Being Named the Preferred Applicant for the UK’s Fourth National Lottery License

WILMINGTON, Del., March 16, 2022 – Cohn Robbins Holding Corp. (NYSE: CRHC), which has entered into a merger agreement with Allwyn Entertainment, issued the following comment from its co-chairmen, Gary D. Cohn and Clifton S. Robbins, regarding the decision published yesterday by the United Kingdom’s Gambling Commission naming Allwyn’s UK business, Allwyn Entertainment Ltd., as the Preferred Applicant for the UK’s fourth National Lottery license, following a competitive process:

“We congratulate our partners, led by Board Chairman Karel Komárek and CEO Robert Chvatal, along with the UK team led by Sir Keith Mills, on this tremendous accomplishment and milestone in Allwyn’s journey to become the global leader in managing lotteries. The UK National Lottery is one of the largest in the world and we are very pleased that Allwyn Entertainment Ltd.’s proposal was judged to be the best way of growing returns to good causes,“ said Gary D. Cohn and Clifton S. Robbins, Co-Founders and Co-Chairmen of Cohn Robbins Holdings Corp.

A positive outcome for Allwyn’s UK business in the tender for the UK’s fourth National Lottery license was not part of Cohn Robbins’ financial forecasts in evaluating and entering into the transaction with Allwyn.

“We remain strongly supportive of Allwyn’s goal to continue to expand into new markets including the UK, Western Europe and the United States,” added Messrs. Cohn and Robbins.

According to information published publicly today by the UK Gambling Commission, the current third National Lottery license is due to expire in 2024. Following a legal standstill period of at least 10 days beginning yesterday, a 22-month transition period will proceed toward the fourth license, which has a fixed 10-year term.

Allwyn Entertainment, the new group-wide brand for SAZKA Entertainment AG, is a lottery, entertainment, and digital gaming operator, with trusted brands delivering over €16bn in wagers.  Allwyn is one of Europe's largest and fastest growing lottery companies and its strong performance across its markets is helping to fund good causes in Austria, the Czech Republic, Greece, Cyprus and Italy.

About Cohn Robbins Holdings Corp.

Founded and listed on the NYSE in 2020, Cohn Robbins Holdings Corp. is Co-Chaired by Gary D. Cohn and Clifton S. Robbins.  Mr. Cohn is Vice Chairman of IBM and has more than 30 years of financial services experience spanning the private and public sectors, having served as Assistant to the President of the United States for Economic Policy and Director of the National Economic Council from January 2017 until April 2018, and as President, Chief Operating Officer and a director of The Goldman Sachs Group, Inc. from 2006-2016.  Mr. Robbins has more than 35 years of investment management experience, including as Founder and Chief Executive Officer of Blue Harbour Group from 2004-2020, a Managing Member of global growth investor General Atlantic Partners from 2000-2004, and as a General Partner of Kohlberg Kravis Roberts & Co. ("KKR") where he worked from 1987-2000.

Contacts
For media inquiries:
Adam Weiner
Arrowpath Advisors for Cohn Robbins Holdings Corp.
CRHCmedia@arrowpath.com
+1 212 596 7700

For investor inquiries:
Ryan Lawrence, ICR
allwyn.ir@icrinc.com

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Cautionary Statement Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the transaction between, among other parties, Cohn Robbins Holdings Corp. (“Cohn Robbins”) and SAZKA Entertainment AG (“Sazka”). Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Sazka’s and Cohn Robbins’ expectations with respect to anticipated financial impacts of the proposed business combination entered into between them (the “Transaction”), the satisfaction of closing conditions to the Transaction, and the timing of the completion of the Transaction. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohn Robbins’ registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form F-4 and other documents filed by Allwyn and Cohn Robbins from time to time with the Securities and Exchange Commission (the “SEC”). These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Sazka’s and Cohn Robbins’ control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this document, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Cohn Robbins or Sazka following the announcement of the Transaction; (2) the inability to complete the Transaction, including due to the inability to concurrently close the Transaction and the private placement of common stock or due to failure to obtain approval of Cohn Robbins’ shareholders; (3) the risk that the Transaction may not be completed by Cohn Robbins’ business combination deadline and the potential failure to obtain an extension of such deadline if sought by Cohn Robbins; (4) the failure to satisfy the conditions to the consummation of the Transaction, including the approval by Cohn Robbins’ shareholders, the satisfaction of the minimum trust account amount following any redemptions by Cohn Robbins’ public shareholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of Cohn Robbins’ securities; (8) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (9) the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the Transaction; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the industry in which Sazka operates; (14) the impact of the global COVID-19 pandemic; (15) Sazka’s ability to obtain or maintain rights or licenses to operate in any market in which Sazka operates; (16) the potential inability of Sazka to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Sazka’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in Cohn Robbins’ registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Sazka and Cohn Robbins caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Sazka or Cohn Robbins gives any assurance that Sazka or Cohn Robbins will achieve its expectations. None of Sazka or Cohn Robbins undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This document shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination between Cohn Robbins and Sazka. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Allwyn intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a preliminary prospectus of Allwyn and proxy statement of Cohn Robbins, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Cohn Robbins shareholders. Additionally, Cohn Robbins and Allwyn will file other documents regarding the Transaction with the SEC. Copies of the Form F-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by Cohn Robbins or Allwyn may be obtained free of charge at the SEC’s website at www.sex.gov. Before making any voting or investment decision, investors and security holders of Cohn Robbins are urged to read the Form F-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transaction because they will contain important information about the Transaction.

Participants in Solicitation

Cohn Robbins, Sazka and Allwyn and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Cohn Robbins’ shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of Cohn Robbins’ directors and officers in Cohn Robbins’ filings with the SEC, including Cohn Robbins’ registration statement on Form S-1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of Cohn Robbins securities have changed from the amounts reported in Cohn Robbins’ registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Cohn Robbins’ shareholders in connection with the Transaction will be included in the Form F-4 when available. You may obtain free copies of these documents as described in the preceding paragraph.

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